UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Advanced Energy Industries, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
007973 10 0
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007973 10 0	13G

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Douglas S. Schatz & Jill E. Schatz Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	WYOMING

	5	SOLE VOTING POWER

NUMBER OF		6,641,764

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,168

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,641,764

WITH:	8	SHARED DISPOSITIVE POWER

		317,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,958,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	007973 10 0	13G

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Douglas S. Schatz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		6,641,764

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,168

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,641,764

WITH:	8	SHARED DISPOSITIVE POWER

		317,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,958,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	007973 10 0	13G

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Jill E. Schatz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		6,641,764

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,168

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,641,764

WITH:	8	SHARED DISPOSITIVE POWER

		317,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,958,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	007973 10 0	13G

Item 1.
(a)	Name of Issuer

Advanced Energy Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1625 Sharp Point Drive Fort Collins, CO 80525

Item 2.
(a)	Name of Person Filing

Douglas S. Schatz & Jill E. Schatz Family Trust Douglas S. Schatz Jill E. Schatz

(b)	Address of Principal Business Office or, if none, Residence

PO Box 481 Fort Collins, CO 80522

(c)	Citizenship

Douglas S. Schatz & Jill E. Schatz Family Trust — Wyoming Douglas S. Schatz — United States Jill E. Schatz — United States

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

007973 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Douglas S. Schatz & Jill E. Schatz Family Trust — 6,958,932 Douglas S. Schatz — 6,958,932 Jill E. Schatz — 6,958,932

(b)	Percent of class:

Douglas S. Schatz & Jill E. Schatz Family Trust — 16.6% Douglas S. Schatz — 16.6% Jill E. Schatz — 16.6%

(c)	Number of Shares as to which such person has:

Douglas S. Schatz & Jill E. Schatz Family Trust:
(i)	sole power to vote or to direct the vote: 6,641,764

(ii)	shared power to vote or to direct the vote: 317,168

(iii)	sole power to dispose or to direct the disposition of: 6,641,764

(iv)	shared power to dispose or to direct the disposition of: 317,168

CUSIP No.	007973 10 0	13G
Douglas S. Schatz:
(i)	sole power to vote or to direct the vote: 6,641,764

(ii)	shared power to vote or to direct the vote: 317,168

(iii)	sole power to dispose or to direct the disposition of: 6,641,764

(iv)	shared power to dispose or to direct the disposition of: 317,168
Jill E. Schatz:
(i)	sole power to vote or to direct the vote: 6,641,764

(ii)	shared power to vote or to direct the vote: 317,168

(iii)	sole power to dispose or to direct the disposition of: 6,641,764

(iv)	shared power to dispose or to direct the disposition of: 317,168

*	Mr. and Mrs. Schatz are trustees of a charitable foundation that is the record holder of 317,168 shares of common stock of the issuer. The two other trustees of the charitable foundation are members of Mr. and Mrs. Schatz’s immediate family. Accordingly, Mr. Schatz and Mrs. Schatz may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation’s 317,168 shares. Mr. and Mrs. Schatz disclaim beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No.	007973 10 0	13G
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST
	By:	/s/ Douglas S. Schatz
Douglas S. Schatz, Trustee

	By:	/s/ Jill E. Schatz
Jill E. Schatz, Trustee

	By:	/s/ Douglas S. Schatz
Douglas S. Schatz

	By:	/s/ Jill E. Schatz
Jill E. Schatz